CONSENT OF AUTHOR

R. Mohan Srivastava
42 Morton Road, Toronto, Ontario, Canada M4C 4N8
MoSrivastava@compuserve.com

US Securities and Exchange Commission

I, R. Mohan Srivastava, P.Geo., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Northern Dynasty Minerals Ltd. contains any misrepresentation of the information contained in “Technical Report on the Pebble Deposit, Alaska, USA” dated April 1, 2005.

I do hereby consent to the filing with the regulatory authorities.

Dated this 29th day of March, 2006.

   R. Mohan Srivastava, P.Geo.